                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    -----------------------------------------


                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                    IMP, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   449693 30 8
                            -------------------------
                                 (CUSIP Number)

                              Subba Rao Pinamaneni

                                  c/o IMP, Inc.
                             2830 North First Street
                           San Jose, California 95134
                                 (408) 434-1292

                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                    ------------------------------
    CUSIP No. 449693 30 8                                  Page 2 of 8
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSON

          Subba Mok LLC
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]

                                                                     (b)   [ ]
          ---------------------------------------------------------------------
   3      SEC USE ONLY
          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF, OO
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
NUMBER OF                      5,208,170
SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
OWNED BY                      0
EACH               --------------------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON WITH                   5,208,170
                       --------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,208,170
          ---------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

          CERTAIN SHARES                                                    [  ]
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.8%
          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          OO
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                    ------------------------------
    CUSIP No. 449693 30 8                                  Page 3 of 8
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSON

          Subba Rao Pinamaneni
          ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]

                                                                     (b)   [ ]
          ---------------------------------------------------------------------
   3      SEC USE ONLY
          ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          AF, OO
          ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
          ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
NUMBER OF                      5,208,170
SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
OWNED BY                      2,427,174
EACH               --------------------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON WITH                   5,208,170
                       --------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              2,427,174
-------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,635,344
          ---------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

          CERTAIN SHARES                                                    [  ]
          ---------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          88.9%
          ---------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

Item 1 Security and Issuer

        This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of IMP, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2830 North First Street, San Jose, California 95134. All share numbers contained in this Schedule 13D give effect to the 1-for-5 reverse stock split effected by the Company on September 26, 2001.

Item 2 Identity and Background

        (a) This statement is being filed by Subba Mok LLC, a Delaware limited liability company ("Subba Mok LLC"), and Subba Rao Pinamaneni ("Mr. Pinamaneni"). Subba Mok LLC and Mr. Pinamaneni are sometimes collectively referred to herein as the "Reporting Persons." The agreement between the Reporting Persons relating to the joint filing of this statement is attached as
Exhibit 1 hereto.

        (b) The address of the principal business and principal office of the Reporting Persons is c/o IMP, Inc., 2830 North First Street, San Jose, California 94530.

        (c) The principal business of Subba Mok LLC is investing in the securities of the Company. The principal business of Mr. Pinamaneni is as the Chairman of the Board of Directors of the Company and as the Managing Member of Subba Mok LLC.

        (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

        (f) Mr. Pinamaneni is a United States citizen.

Item 3 Source and Amount of Funds or Other Consideration

        The consideration for the 1,092,881 shares of Common Stock acquired by Teamasia (as defined below) was cash in the amount of $5,980,000. The consideration for 1,014,493 shares of Common Stock which Teamasia has the right to acquire pursuant to the conversion of convertible debentures held by Teamasia is a loan in the amount of $3,500,000. The consideration for 319,800 shares of Common Stock which Teamasia has the right to acquire pursuant to the exercise of a warrant held by Teamasia is an aggregate exercise price of $351,780. The consideration for the 5,208,170 shares of Common Stock acquired by Subba Mok LLC was cash in the amount of $5,700,000.

        The source of funds for the 1,092,881 shares of Common Stock acquired by Teamasia was $5,430,000 of equity contributions by stockholders of Teamasia, including Mr. Pinamaneni, and a $550,000 unsecured loan from Magnus Investments, Singapore. The loan is convertible into an equity interest in Teamasia. The source of funds for the $3,500,000 loan was equity contributions by stockholders of Teamasia, including Mr. Pinamaneni. The source of funds for the 5,208,170 shares of Common Stock acquired by Subba Mok LLC was equity contributions by members of Subba Mok LLC, including Mr. Pinamaneni.


                                 (Page 4 of 8)

Item 4 Purpose of Transaction

        On October 8, 1999, the Company and an affiliate of Teamasia Mauritius, a Mauritius corporation (collectively with its affiliates, "Teamasia") entered into Stock Purchase Agreement (the "October 1999 Stock Purchase Agreement") pursuant to which Teamasia agreed to acquire from the Company, and the Company agreed to sell and issue to Teamasia, an aggregate of 134,234 shares of Common Stock for an aggregate price equal to $2,050,000. Teamasia completed the purchase of shares of Common Stock pursuant to the October 1999 Stock Purchase Agreement in stages from October 8, 1999 through December 8, 1999. Pursuant to the October 1999 Stock Purchase Agreement, Mr. Pinamaneni, a Director and stockholder of Teamasia, was elected to the Company's Board of Directors.

        Pursuant to the October 1999 Stock Purchase Agreement, the Company and Teamasia also agreed that it was their intent that Teamasia acquire not less than 51% of the fully diluted Common Stock at a price equal to a total of $5,980,000 (including the $2,050,000 purchase price for the 134,234 shares of Common Stock acquired pursuant to the October 1999 Stock Purchase Agreement). The parties agreed, promptly upon the execution of the October 1999 Stock Purchase Agreement, to proceed to negotiate, in good faith, the terms and conditions of a share purchase agreement for additional shares of Common Stock, which agreement would result in Teamasia owning not less than 51% of the fully diluted Common Stock. The Company agreed to use its reasonable efforts to obtain approval from its stockholders and to obtain all applicable governmental approvals in order to consummate Teamasia's purchase of such additional shares of Common Stock as expeditiously as possible.

        On December 15, 1999, the Company and Teamasia entered into a Phase 2 Stock Purchase Agreement (the "December 1999 Stock Purchase Agreement" and, together with the October 1999 Stock Purchase Agreement, the "1999 Stock Purchase Agreements") pursuant to which Teamasia agreed to acquire from the Company, and the Company agreed to sell and issue to Teamasia, an aggregate of 958,647 shares of Common Stock for an aggregate price equal to $3,930,000. On June 14, 2000, the stockholders of the Company approved the December 1999 Stock Purchase Agreement. On June 15, 2000, Teamasia completed the purchase of shares of Common Stock pursuant to the December 1999 Stock Purchase Agreement.

        Pursuant to the 1999 Stock Purchase Agreements, Teamasia received registration rights and rights of first offer as specified therein.

        On November 28, 2000, the Company issued to Teamasia a Convertible Debenture due May 28, 2001 (the "November 2000 Convertible Debenture"). Pursuant to the provisions of the November 2000 Convertible Debenture, Teamasia loaned $1,200,000 to the Company at no interest for a period of six months. The November 2000 Convertible Debenture was unanimously approved by both (1) a committee (the "Independent Committee") consisting of the independent member of the Company's Board of Directors and (2) upon the recommendation of the Independent Committee, the Company's Board of Directors. At Teamasia's election, the Company agreed repay the November 2000 Convertible Debenture through the issuance to Teamasia or its assignee of shares of Common Stock.

        On December 18, 2000, the Company issued to Teamasia a Convertible Debenture due June 18, 2001 (the "December 2000 Convertible Debenture" and, together with the November 2000 Convertible Debenture, the "2000 Convertible Debentures"). Pursuant to the provisions of the December 2000 Convertible Debenture, Teamasia loaned $2,300,000 to the Company at no interest for a period of six months. The December 2000 Convertible Debenture was unanimously approved by both (1) the Independent Committee and (2) upon the recommendation of the Independent Committee, the Company's


                                 (Page 5 of 8)

Board of Directors. At Teamasia's election, the Company agreed to repay the December 2000 Convertible Debenture through the issuance to Teamasia or its assignee of shares of Common Stock.

        On May 10, 2001, the Company entered into a Memorandum of Understanding Relating to Common Stock Issuance and Related Transactions (the "Investment MOU") with the members of Subba Mok LLC. Pursuant to the Investment MOU, Subba Mok LLC agreed to acquire from the Company, and the Company agreed to sell and issue to Subba Mok LLC, shares of Common Stock representing 75% of the Company's fully diluted equity after giving effect to such issuance for an aggregate price equal to $6,000,000. Subba Mok LLC subsequently assigned the right to purchase a portion of the shares of Common Stock pursuant to the Investment MOU to certain investors.

        Also on May 10, 2001, the Company entered into a Memorandum of Understanding Relating to Amendment of Convertible Debentures and Support of Investment Transactions (the "Amendment MOU") with Teamasia. Pursuant to the Amendment MOU, the Company agreed to restructure the 2000 Convertible Debentures in the form of an amended and restated convertible debenture (the "2001 Convertible Debenture") such that (1) the Company agreed to use reasonable efforts to grant a security interest to Teamasia subordinate to the security interest of the Company's senior lender, (2) interest would accrue at a rate equal to the prime rate as set forth in the Wall Street Journal, which interest would be deferred until maturity, (3) the maturity date would be extended to the one-year anniversary of the date on which all necessary corporate approvals required in connection with the transactions contemplated by the Investment MOU were received and (4) the conversion rate was reduced to $3.45 per share. The Company also agreed to issue to Teamasia a 3-year warrant (the "Warrant") to purchase an aggregate of 319,800 shares of Common Stock at a per share exercise price of $1.10. Teamasia also agreed to vote all of its shares of Common Stock in favor of the transactions contemplated by the Investment MOU.

        On June 21, 2001, each of (a) a Stock Purchase Agreement (the "2001 Stock Purchase Agreement") to be entered into by and among the Company, Subba Mok LLC and certain other investors, (b) the 2001 Convertible Debenture and (c) the Warrant was unanimously approved by the Company's Board of Directors, subject to stockholder approval. On July 3, 2001, Teamasia, the Company's then majority stockholder, executed a written consent approving the 2001 Stock Purchase Agreement. On August 31, 2001 the Company filed with the SEC an Information Statement on Schedule 14C in connection with the transactions contemplated by the 2001 Stock Purchase Agreement. The written consent executed by Teamasia became effective 20 days after the mailing of the Information Statement to the Company's stockholders. On September 28, 2001, the Company, Subba Mok LLC and certain other investors entered into the 2001 Stock Purchase Agreement. On November 30, 2001, the Company issued an aggregate of 5,208,170 shares to Subba Mok LLC pursuant to the provisions of the 2001 Stock Purchase Agreement. Pursuant to the 2001 Stock Purchase Agreement, Subba Mok LLC received registration rights and rights of first offer as specified therein.

        The Reporting Persons acquired the shares of Common Stock for investment purposes and for the purpose of continuing to control the Company. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire and so acquire additional shares of Common Stock or other equity securities of the Company in the open market, in privately negotiated transactions from the Company or third parties or otherwise and/or investigate, evaluate, discuss, negotiate or agree to sell, exchange or dispose of and so sell, exchange or dispose of all or a portion of the shares of Common Stock in the open market, in privately negotiated transactions, in change of control transactions or otherwise. Any actions the Reporting Persons' might undertake will be


                                 (Page 6 of 8)
dependent upon the Reporting Persons' review of numerous factors, including, among other things, the following: the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

        The Reporting Persons also intend to explore opportunities for the Company and affiliates of the Reporting Persons, including Teamasia and its affiliates, to work together on transactions involving assets and/or business operations that the Reporting Persons and/or their affiliates own presently or may develop in the future, including, without limitation, opportunities to share and mutually benefit from production, design, quality control and other assets and/or business operations applicable to the semiconductor industry, including, without limitation, the combination of some or all of their operations. The Reporting Persons may investigate such transactions and opportunities, if any, from time to time and, as they deem appropriate in their discretion, propose such transactions and/or opportunities to the Company.

        The Reporting Persons are also pursuing other possible investments in the semiconductor industry in the United States and elsewhere. If the Reporting Persons make any such additional investments, they would similarly explore opportunities for the companies or assets which are the subject of any such additional investments and the Company to work together on transactions involving assets and/or business operations that the Reporting Persons own presently or may develop in the future, including, without limitation, opportunities to share and mutually benefit from production, design, quality control and other assets and/or business operations applicable to the semiconductor industry, including, without limitation, the combination of some or all of their operations. The Reporting Persons may investigate such transactions and opportunities, if any, from time to time and, as they deem appropriate in their discretion, propose such transactions and/or opportunities to the Company.

        The share ownership held by Subba Mok LLC permits Subba Mok LLC to significantly influence or control most corporate decisions involving the Company.

Item 5 Interest in Securities of the Issuer

        (a) Teamasia owns 1,092,881 shares of Common Stock (approximately 15.1% of the total number of outstanding shares of Common Stock). Teamasia has a right to purchase up to 1,334,293 shares of Common Stock, which shares it may be deemed to beneficially own pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Subba Mok LLC owns 5,208,170 shares of Common Stock (approximately 71.8% of the total number of outstanding shares of Common Stock). Mr. Pinamaneni owns no shares of Common Stock.

        (b) Teamasia has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it. Mr. Pinameneni, as a Director of Teamasia, may be deemed to beneficially own the shares of Common Stock beneficially owned by Teamasia, but disclaims any such ownership (except to the extent of his pecuniary interest therein), and the filing of this statement shall not be construed as an admission that Mr. Pinamaneni is the beneficial owner of such securities. Subba Mok LLC has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. Mr. Pinameneni, as the Managing Member of Subba Mok LLC, may be deemed to beneficially own the shares of Common Stock owned by Subba Mok LLC, but disclaims any such ownership (except to the extent of his pecuniary interest therein), and the filing of this statement shall not be construed as an admission that Mr. Pinameneni is the beneficial owner of such securities.


                                 (Page 7 of 8)

        (c) There has not been any transaction in the Common Stock effected by or for the account of any Reporting Person in the past 60 days.

        (d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

        (e) Not applicable

Item 6 Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer


        Item 4 above contains a summary of certain provisions of the 1999 Stock Purchase Agreements, the 2000 Convertible Debentures and the 2001 Stock Purchase Agreement. The October 1999 Stock Purchase Agreement is incorporated by reference to Exhibit 1 to the Schedule 13D filed by Teamasia with the Commission on February 14, 2000. The December 1999 Stock Purchase Agreement is incorporated by reference to Exhibit 2 to the Schedule 13D filed with the Commission on February 14, 2000. The November 2000 Convertible Debenture is incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed with the Commission on December 6, 2000. The December 2000 Convertible Debenture is incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed with the Commission on January 16, 2001. The 2001 Stock Purchase Agreement is incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed with the Commission on December 11, 2001. The foregoing descriptions are qualified in their entirety by reference to the agreements attached as exhibits to, or incorporated by reference in, this Statement.

Item 7 Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated February 14, 2002, by and between Subba Mok LLC and Subba Rao Pinamaneni.

Exhibit 2 Stock Purchase Agreement, dated October 8, 1999, by and between IMP, Inc. and Teamasia Semiconductors (India) Ltd. (Incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Commission on February 14, 2000).

Exhibit 3 Phase 2 Stock Purchase Agreement, dated December 15, 1999, by and between IMP, Inc. and Teamasia Semiconductors PTE Ltd. (Incorporated by reference to Exhibit 2 to the Schedule 13D filed with the Commission on February 14, 2000).

Exhibit 4 Convertible Debenture Due May 28, 2001 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed with the Commission on December 6, 2000).

Exhibit 5 Convertible Debenture Due June 18, 2001 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed with the Commission on January 16, 2001).

Exhibit 6 Stock Purchase Agreement, dated September 28, 2001, by and among IMP, Inc., Subba Mok LLC and the other persons listed on the signature pages thereto (Incorporated by reference to Exhibit
               99.1 to the Report on Form 8-K filed with the Commission on December 11, 2001).


                                 (Page 8 of 8)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 14, 2002            SUBBA MOK LLC.



                                            By: /s/ Subba Rao Pinamaneni
                                               ---------------------------------
                                            Name:   Subba Rao Pinamaneni
                                            Title:  Managing Member



                                             /s/ Subba Rao Pinamaneni
                                             -----------------------------------
                                             Subba Rao Pinamaneni

                                  Exhibit Index

Exhibit 1 Joint Filing Agreement, dated February 14, 2002, by and between Subba Mok LLC and Subba Rao Pinamaneni.

Exhibit 2 Stock Purchase Agreement, dated October 8, 1999, by and between IMP, Inc. and Teamasia Semiconductors (India) Ltd. (Incorporated by reference to Exhibit 1 to the Schedule 13D filed with the Commission on February 14, 2000).

Exhibit 3 Phase 2 Stock Purchase Agreement, dated December 15, 1999, by and between IMP, Inc. and Teamasia Semiconductors PTE Ltd. (Incorporated by reference to Exhibit 2 to the Schedule 13D filed with the Commission on February 14, 2000).

Exhibit 4 Convertible Debenture Due May 28, 2001 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed with the Commission on December 6, 2000).

Exhibit 5 Convertible Debenture Due June 18, 2001 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed with the Commission on January 16, 2001).

Exhibit 6 Stock Purchase Agreement, dated September 28, 2001, by and among IMP, Inc., Subba Mok LLC and the other persons listed on the signature pages thereto (Incorporated by reference to Exhibit
               99.1 to the Report on Form 8-K filed with the Commission on December 11, 2001).

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of IMP, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of February, 2002.

                                            SUBBA MOK LLC.



                                            By: /s/ Subba Rao Pinamaneni
                                               ---------------------------------
                                            Name: Subba Rao Pinamaneni
                                            Title: Managing Member

                                            /s/ Subba Rao Pinamaneni
                                            ------------------------------------
                                            Subba Rao Pinamaneni